EXHIBIT (a)(6)

January 24, 2002

Dear Shareholders:

        The Rottlund Company, Inc. (the "Company") is offering to purchase any and all of the outstanding shares of its common stock (the "Shares") from existing shareholders for a purchase price of $9.00 per share, net to the seller in cash. Although the offer is being made to all holders of the Shares, the following shareholders have advised the company that they do not intend to tender any Shares pursuant to this offer: David H. Rotter, Bernard J. Rotter, and their respective former spouses and children (collectively, the "Continuing Shareholders").

        This offer provides the shareholders with an opportunity to sell their Shares for a price higher than those recently available in the public market and without the liquidity limitations characterized by that market.

        The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

        On January 18, 2002, the last day the Shares were traded prior to the public announcement of the offer, the closing sales price per share for the Company's common stock on the American Stock Exchange was $7.75. Any shareholder tendering Shares directly to Wells Fargo Bank Minnesota, N.A., the depositary for the transaction, and whose Shares are purchased in the offer, will receive the net purchase price in cash and will not generally incur the usual transaction costs associated with open-market sales.

        The Board of Directors, acting without David H. Rotter and Bernard J. Rotter, has unanimously determined that a price of $9.00 per share is fair and, moreover, has received an opinion from U.S. Bancorp Piper Jaffray, Inc. that a price of $9.00 per share is fair to the unaffiliated shareholders from a financial point of view. However, none of the Company, the Board of Directors of the Company, the depositary, the information agent or U.S. Bancorp Piper Jaffray, Inc. makes any recommendation regarding whether or not you should tender your Shares.

        The offer will expire at 11:59 P.M., Eastern Time, on February 22, 2002, unless extended by the Company. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, you may call MacKenzie Partners, Inc., the information agent for the transaction, at (800) 332-2885.

                      Sincerely,

                      THE ROTTLUND COMPANY, INC.